Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held April 3, 2013.  Common shareholders voted on the election of Trustees.

With regards to the election of the following Trustees by common shareholders of the Trust:

	Number of Shares	Number of Shares	Number of Shares
	In Favor	Against	Withheld
Donald C. Cacciapaglia	15,349,684	207,753	273,845
Robert B. Karn III	15,301,205	237,771	292,307
Ronald E. Toupin, Jr.	15,345,073	191,064	295,145

The other Trustees of the Trust whose terms did not expire in 2013 are Randall C. Barnes, Roman Friedrich III, and Ronald A. Nyberg.